EXHIBIT 99.07

Chunghwa Telecom announces its operating results for March 2017

Date of events: 2017/04/10

Contents:

1.Date of occurrence of the event:2017/04/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for March 2017 was NT$18.04 billion, a 1.1% decrease year-over-year. Operating costs and expense were NT$14.42 billion, a 1.6% increase year-over-year. Operating income was NT$3.62 billion, a 10.4% decrease year-over-year. Pretax income was NT$3.76 billion, a 13.5% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.07 billion and EPS was NT$0.40, decreasing by 13.4% year-over-year.

Accumulated till the end of March, total revenue was NT$54.53 billion, a 4.2% decrease year-over-year. Operating income was NT$11.53 billion, a 16.3% decrease year-over-year. Pretax income was NT$11.80 billion, a 17.4% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$9.61 billion and EPS was NT$1.24. Additionally, accumulated operating income, pretax income and EPS exceeded the first-quarter guidance.

In March, mobile communications business revenue decreased year-over-year.Although the value-added service revenue increased driven by the growth of mobile internet subscriber base, the overall mobile service revenue decreased due to the decrease of mobile voice revenue. Device sales decreased as well.

Internet revenue increased year-over-year. Broadband access revenue decreased year-over-year while MOD revenue increased year-over-year. Local revenue decreased as well because of mobile and VoIP substitution. ICT project revenue increased year-over-year.

Operating costs and expenses in March increased year-over-year mainly due to the higher ICT project cost and marketing expenses.

6.Countermeasures:None

7.Any other matters that need to be specified:None